Exhibit 99.1

Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study

Shares Issued and Outstanding: 72,628,973
TSX: MPV
NYSE AMEX: MDM

TORONTO AND NEW YORK, Oct. 21 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE AMEX: MDM) today announced the results of an independent feasibility study dated October 15, 2010, on the Gahcho Kué diamond project located in Canada's Northwest Territories. JDS Energy and Mining Inc. ("JDS") led and prepared the feasibility study, which has been presented to the Gahcho Kué Joint Venture (JV) between Mountain Province (49%) and De Beers Canada Inc. ("De Beers") (51%) (collectively, the "Partners").

Financial and Project Highlights:

•    Project IRR including sunk costs
•    Project IRR excluding sunk costs
•    Initial project capital
•    Working capital
•    Sustaining capital including mine closure
•    Operating costs
•    Project mine life
•    Average annual production
•    Total diamond production
•    Average annual diamond production
•    Diamond price
20.7%* 33.9% C$549.5M C$49.4M C$36.1M C$48.68 per tonne 11 years 3 million tonnes 49 million carats 4.45 million carats US$102.48 per carat**

*After taxes/royalties and unleveraged

**The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Gahcho Kué Mineral Reserve Report

Mountain Province today also announced a new Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 1 below.

Table 1

Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes (Mt)	Grade (carats per tonne)	Carats (Mct)
5034	Probable	13.2	1.77	23.3
Hearne	Probable	5.4	2.10	11.5
Tuzo	Probable	12.6	1.13	14.2
Total	Probable	31.3	1.57	49.0

Commenting, Mountain Province CEO Patrick Evans said: "The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop. Our focus now shifts to completion of the Gahcho Kué environmental impact assessment, which will be filed with the Mackenzie Valley Environmental Review Board prior to the end of the year."

The full 43-101 feasibility study will be filed on SEDAR, EDGAR and the Company's website shortly.

Qualified Person

The feasibility study was prepared by an integrated independent engineering team led by JDS Energy and Mining. Mr. Daniel Johnson, P. Eng has reviewed and approved the contents of this release.

Located in Canada's Northwest Territories, Gahcho Kué is one of the largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Forward-Looking Statement

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

Going Concern

The Company confirms that its audit report and amended financial statements for the year ended December 31, 2009, and filed in early April 2010, included a going concern qualification in the typical form.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.

Patrick Evans, President and CEO
Phone: (416) 670-5114

www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:11e 21-OCT-10